Exhibit 3.9

May 6, 2009

BYLAWS FOR THE REGULATION OF

DUCOMMUN AEROSTRUCTURES, INC.

(a Delaware Corporation)

ARTICLE I

Principal Executive Office

The principal executive office of the Corporation shall be 268 E. Gardena Blvd., Gardena, California 90248.

ARTICLE II

Meeting of Shareholders

Section 2.01 Annual Meetings. The annual meeting of shareholders shall be held on the first Wednesday of May in each year (or, should such day fall upon a legal holiday, then on the first day thereafter which is not a legal holiday) at 10:00 a.m., or at such other time and on such other date as the Board of Directors shall determine. At each annual meeting, directors shall be elected and any other proper business may be transacted.

Section 2.02 Special Meetings. Special meetings of shareholders may be called by the Board of Directors, the Chairman of the Board (if there be such an officer), the president, or the holders of shares entitled to cast not less than ten percent (10%) of the votes at such meeting. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting within the limits fixed by law.

Section 2.03 Place of Meetings. Each annual or special meeting of shareholders shall be held at such location as may be determined by the Board of Directors, or if no such determination is made, at such place as may be determined by the president, or by any other officer authorized by the Board of Directors or the president to make such determination. If no location is so determined, any annual or special meeting shall be held at the principal executive office of the Corporation.

Section 2.04 Notice of Meetings. Notice of each annual or special meeting of shareholders shall contain such information, and shall be given to such persons at such time, and in such manner, as the Board of Directors shall determine, or if no such determination is made, as the chief executive officer, or any other officer so authorized by the Board of Directors or the chief executive officer, shall determine, subject to the requirements of applicable law.

Section 2.05 Conduct of Meetings. Subject to the requirements of applicable law, all annual and special meetings of shareholders shall be conducted in accordance with such rules and procedures as the Board of Directors may determine and, as to matters not governed by such rules and procedures, as the chairman of such meeting shall determine. The chairman of any annual or special meeting of shareholders shall be designated by the Board of Directors and, in the absence of any such designation, shall be the president of the Corporation.

ARTICLE III

Directors

Section 3.01 Number of Directors. The number of directors shall be three.

Section 3.02 Meetings of the Board. Each regular and special meeting of the Board shall be held at a location determined as follows: The Board of Directors may designate any place, within or without the State of California, for the holding of any meeting. If no such determination is made, (i) any meeting called by a majority of the directors shall be held at such location, within the county of the Corporation’s principal executive office, as the directors calling the meeting shall designate, and (ii) any other meeting shall be held at such location, within the county of the Corporation’s principal executive office, as the chief executive officer may designate, or in the absence of such designation, at the Corporation’s principal executive office. Subject to the requirements of applicable law, all regular and special meetings of the Board of Directors shall be conducted in accordance with such rules and procedures as the Board of Directors may approve and, as to matters not governed by such rules and procedures, as the chairman of such meeting shall determine. The chairman of any regular or special meeting shall be designated by the directors and, in the absence of any such designation, shall be the president of the Corporation.

ARTICLE IV

Indemnification

Section 4.01 Indemnification of Directors and Officers. The Corporation shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including without limitation, any action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. The right of indemnity provided herein shall not be exclusive and the Corporation may provide indemnification to any person, by agreement or otherwise, on such terms and conditions as the Board of Directors may approve. Any agreement for indemnification of any director, officer, employee or other person may provide indemnification rights which are broader or otherwise different from those set forth herein.

Section 4.02 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

ARTICLE V

Officers

Section 5.01 Officers. The Corporation shall have a president, a secretary, and such other officers, including a chairman of the board, as may be designated by the board. Unless the Board of Directors shall otherwise determine, the president shall be the chief executive officer of the Corporation and shall report to the chairman of the board. Officers shall have such powers and duties as may be specified by, or in accordance with, resolutions of the Board of Directors. In the absence of any contrary determination by the Board of Directors, the chief executive officer shall, subject to the power and authority of the Board of Directors and the chairman of the board, have general supervision, direction, and control of the employees, business, and affairs of the Corporation.

Section 5.02 Limited Authority of Officers. No officer of the Corporation shall have any power or authority outside the normal day-to-day business of the Corporation to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable in connection with any transaction unless so authorized by the Board of Directors.

ARTICLE VI

Amendments

New Bylaws may be adopted or these Bylaws may be amended or repealed by the shareholders or, except for Section 3.01 and ARTICLE IV, by the directors.

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